Filed pursuant to Rule 424(b)(3)

Registration No.: 333-270445

PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 15, 2023)

(Proposed Holding Company for Mercer Savings Bank)

Up to 1,236,250 shares of Common Stock

(Subject to increase to up to 1,421,688 shares)

This prospectus supplement supplements the prospectus of Mercer Bancorp, Inc. dated May 15, 2023, and should be read together with the prospectus.

We have increased the number of shares that you may purchase and extended the expiration date of the subscription offering.

Mercer Bancorp, Inc. has increased the maximum purchase limitations in our offering. Under the increased purchase limitations, you may purchase up to 45,000 shares ($450,000) of common stock individually, or, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), you may purchase up to 45,000 shares ($450,000) of common stock.

To facilitate the sale of additional shares, we have extended the subscription offering (which was originally set to expire at 5:00 p.m., Eastern time, on June 14, 2023) until 5:00 p.m., Eastern time, on June 23, 2023.

We are providing those persons who submitted orders for the previous individual maximum purchase limit of 20,000 shares ($200,000) of common stock, and those persons who, together with associates and persons acting in concert, submitted orders in the subscription offering for the previous in concert maximum purchase limit of 40,000 shares ($400,000) of common stock, and, in our sole discretion, other subscribers, an opportunity to increase their orders. You may increase your order by submitting the enclosed supplemental stock order form, with full payment, of immediately available funds, for the additional shares ordered at a purchase price of $10.00 per share. The total amount of stock that you order, including your previous order, must comply with the purchase limitations set forth above.

Completed original supplemental stock order forms, together with full payment of immediately available funds for the additional shares ordered, must be received by us (not postmarked) by 5:00 p.m. Eastern time, on June 23, 2023.

Completion of the conversion and stock offering remains subject to receipt of final regulatory approvals, approval of the members of Mercer Savings Bank, and the sale of at least 913,750 shares of common stock, which is the minimum of our offering range.

This investment involves a degree of risk, including the possible loss of your investment.

Please read “Risk Factors” beginning on page 13 of the prospectus.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Ohio Division of Financial Institutions, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please call the Stock Information Center at (312) 521-1601.

The date of this prospectus supplement is June 15, 2023.